d·local

Financial Results

3rd Quarter of 2024



Unlocking the power of Emerging Markets

Cape Town, South Africa

d·

Third Quarter 2024 results



Total Payment Volume

$6.5B

▲ +41% YoY ▲ +8% QoQ

	$4.6	$6.0	$6.5
	3Q23	2Q24	3Q24



Revenue

$186M

▲ +13% YoY | ▲ +8% QoQ
NRR 110%

	$164	$171	$186
	3Q23	2Q24	3Q24



Gross Profit

$78M

▲ +5% YoY | ▲ +12% QoQ

	$75	$70	$78
	3Q23	2Q24	3Q24



Adjusted EBITDA

$52M

▼ -6% YoY | ▲ +23% QoQ

	$56	$43	$52
	3Q23	2Q24	3Q24

- Robust TPV growth, up 41% YoY and 8% QoQ, driven by strong performance across various verticals and countries

- Record gross profit reaching $78M in the quarter, with net take rate stable at 1.2% since Q1 2024

- Operating leverage expansion for the 2nd consecutive quarter, with Adjusted EBITDA over gross profit margin reaching 67% in Q3 2024 (+6 p.p. QoQ)

dLocal reports in US dollars and in accordance with IFRS as issued by the IASB

Montevideo, Uruguay, November 13, 2024 — DLocal Limited ("dLocal", "we", "us", and "our") (NASDAQ:DLO), a technology - first payments platform today announced its financial results for the third quarter ended September 30, 2024.

d.

"

dLocal is a young and dynamic company, less than eight years old, and yet, during this period, it has delivered extraordinary growth. We have expanded our roster of sophisticated enterprise merchants, increased our share of wallet with them, and built operations across the most relevant emerging markets globally, adding products, new APMs and licenses over these years.

"



Pedro Arnt
CEO of dLocal

We are encouraged by how we see the business evolving. After a soft first quarter, we see ourselves consistently gaining momentum. Despite a tough 2023 comparison, we have once again returned to delivering a quarter of record results in Total Payment Volume and Gross Profit. Our margins, cash position, and cash conversion have all improved quarter after quarter throughout 2024. A year that started off admittedly weak, has gained positive momentum.

We continue to deliver significant growth, with TPV re-accelerating to over 40% year-over-year, driven by our continued ability to expand our share of wallet of our existing global merchant base, and onboard new merchants. Our performance this quarter was strong across diverse verticals, countries and products, notably:

- We ramped up operations in more countries, offered more payment methods and gained share of wallet across important logos in the financial services, SaaS, on demand delivery, advertising, ride-hailing and commerce verticals.
- We increased payments volume in Argentina, Mexico, Egypt and Other Latam - mainly in Colombia and Peru - as well as Other Africa and Asia, with strong performance in South Africa.
- We reported record volume in our higher take rate cross-border (XB) business, surpassing the $3 billion quarterly mark in flows for the first time.

Our pipeline remains robust, including both growth opportunities with existing merchants as well as new merchants. During the period, we successfully integrated major players, including MoneyGram, one of the largest global providers of money transfer and payment services, and other significant remittance companies to serve them across countries in Latam, Africa and Asia. We also continued to ramp up volumes with one of the main Asian commerce players, expanding the regions in which we serve them, and have now gone live in Brazil with one of the largest global Fintech companies, out of Asia.

Moving on to profitability, this quarter's results showcase the resilience of our business model. We reached record gross profit of $78 million with net take rate stable at 1.2% since Q1 2024. This is a consequence of our differentiated value proposition, continuous pursuit of cost efficiencies, and the real value in solving complexities across emerging markets for our global merchants, which grants pricing power and differentiates from more commoditized payments offerings in the developed world. We achieve those results despite weakness in most emerging market currencies.

Our Adjusted EBITDA reached $52 million, despite continued investments in our engineering team, back-office capabilities and our license portfolio, all crucial for our long-term success. Although Adjusted EBITDA was down year-over-year, this represents the second consecutive quarter of increased operational leverage, with adjusted EBITDA over gross profit margin now at 67%. This demonstrates the operational leverage inherent in our business model, general philosophy of expense control and disciplined investment to deliver our long-term growth ambitions.

Cash generation, another strength of our financial model, was also solid. During the past 3 months we had net cash from operating activities, excluding merchant funds, less CAPEX amounting to $26 million, a cash conversion of practically 100% of Net Income.

On that note, our guidance remains unchanged in light of our Q3 2024 results and what we have seen through Q4. However, it is important to reinforce that Q4 results are heavily weighted towards the next 3-4 weeks, given the expected seasonal lift in commerce volumes and Black Friday.

In terms of technology and product development deployments during the quarter, we have launched our Smart Requests functionality, boosting our transaction performance, thereby improving conversion rate. We have also continued to develop increasingly advanced real-time cost calculation models to optimise processing costs, which also contributed to our gross profit achievement and stable net take rate.

A third area of innovation has been our launch of new and promising alternative payment methods (APM), with the successful deployment of integrations with Nupay in Brazil for global merchants.

Finally, we launched a new product to our suite of offerings, a stand alone Payment Orchestration option, which allows merchants to retain our Smart Routing, fraud detection, and unified reporting, while obtaining their own licenses and contracting directly with processors in each market. Although this model may result in a lower net take rate net of acquiring costs, it enhances our ability to capture share of wallet with relevant clients, and continues to add value to merchants through our single API connection and product functionalities, while delivering optimised conversion and cost results.

These improvements to our platform, as well as the development of new solutions, serve to deepen our competitive advantages in our markets, enhance the stickiness of our products, and potentially bring future revenue streams - all important pillars to our long-term growth opportunities.

[1] Source: FXC Intelligence – Market Sizing dataset

As a reminder, dLocal is a young and dynamic company, less than eight years old, and yet, during this period, it has delivered extraordinary growth. We have expanded our roster of sophisticated enterprise merchants, increased our share of wallet with them, and built operations across the most relevant emerging markets globally, adding products, new APMs and licenses over these years.

Our growth underscores our success in serving and supporting these most demanding digital merchants with tailored solutions that meet their evolving needs. We navigate the highly complex and changing payment landscape and regulatory environments across emerging markets with one of the most complete emerging market processing ecosystems. The comprehensiveness of our One dLocal solution allows our merchants to add new markets and payment methods at a marginal incremental implementation cost, providing cost-efficient and speedy geographic expansion. This value supports the resilience of our business, despite operating in the volatile global south.

Secular trends also favour us. We have a huge and growing TAM underpinned by shifts towards payment digitalization, the growing importance of emerging and frontier markets, and surging demand for cross-border and instant payment methods. Industry forecasts predict the retail cross-border payments market will reach $65 trillion by 2030[1], and we are well-positioned to be capturing a reasonable portion of the growth in this immense addressable market. Our ability to innovate and capitalise on these trends, coupled with our financial model characterised by operational leverage and high cash conversion, will fuel long-term value creation for our shareholders and merchants. We are just beginning to realise the compounding nature of this strategy, and we remain steadfast in our mission to deliver on this promise, in all the relevant geographies that our merchants present needs.

Thank you to those who have shown us continued support and confidence. We look forward to updating you on our progress in the coming quarters.





dLocal was named the Gold winner for the "Best Cross-Border Payments Platform" category in Juniper Research's Future Digital Awards 2024[1]

[1] More information at https://www.dlocal.com/press-releases/dlocal-wins-gold-for-the-best-cross-border-payments-platform-2024/

Third quarter 2024 financial highlights

- Total Payment Volume ("TPV") reached a record US$6.5 billion in the third quarter, up 41% year-over-year compared to US$4.6 billion in the third quarter of 2023 and up 8% compared to US$6.0 billion in the second quarter of 2024.

- Revenues amounted to US$185.8 million, up 13% year-over-year compared to US$163.9 million in the third quarter of 2023 and up 8% compared to US$171.3 million in the second quarter of 2024. This quarter-over-quarter increase was mostly driven by the performance in Argentina and Egypt, as well as the positive results in Other Latam and Other Africa and Asia.

- Gross profit was US$78.2 million in the third quarter of 2024, up 5% compared to US$74.5 million in the third quarter of 2023 and up 12% compared to US$69.8 million in the second quarter of 2024. The improvement in gross profit quarter-over-quarter was primarily due to volume growth in Egypt, South Africa, Mexico and Other Latam markets. These positive factors were partially offset by (i) Brazil, given the share losses on credit card payments of a top merchant, as they were granted a payment license and were required to connect directly with acquirers in order to remain compliant; and (ii) Argentina, as we had higher expatriation costs.

- As a result, gross profit margin was 42% in this quarter, compared to 45% in the third quarter of 2023 and 41% in the second quarter of 2024.

- Gross profit over TPV was at 1.2% decreasing from 1.6% in the third quarter of 2023 and stable compared to the second quarter of 2024.

- Operating income was US$41.1 million, down 20% compared to US$51.5 million in the third quarter of 2023 and up 36% compared to US$30.2 million in the second quarter of 2024, a result of re-ignited growth and cost management. In this context, operating expenses grew by 61% year-over-year, with most of the growth allocated to Product Development & IT capabilities, with the Technology and development expenses increasing by 88% year-over-year while Sales and Marketing expenses and General and Administrative expenses grew by 35%. On the sequential comparison, operating expenses decreased 6% quarter-over-quarter, a reflection of our continued disciplined approach to expense management.

- As a result, Adjusted EBITDA was US$52.4 million , down 6% compared to US$55.6 million in the third quarter of 2023 and up 23% compared to US$42.7 million in the second quarter of 2024.

- Adjusted EBITDA margin was 28%, compared to the 34% recorded in the third quarter of 2023 and 25% in the second quarter of 2024. On the annual comparison, the decrease is explained by the long-term investments, as mentioned since previous quarters. Following the same trend, Adjusted EBITDA over gross profit of 67% decreased compared to 75% in the third quarter of 2023 and increased compared to 61% in the second quarter of 2024.

- Net financial cost was US$10.1 million, compared to a finance income of US$1.5 million in the third quarter of 2023 and US$28.0 million in the second quarter of 2024, as explained in the Net Income section.

- Our effective income tax rate decreased to 8% from 18% last quarter, primarily driven by lower pre tax income in Argentina. On a year-to-date basis, our effective tax rate stands at 18%.

- Net income for the third quarter of 2024 was US$26.8 million, or US$0.09 per diluted share, down 34% compared to a profit of US$40.4 million, or US$0.13 per diluted share, for the third quarter of 2023 and down 42% compared to a profit of US$46.2 million, or US$0.15 per diluted share for the second quarter of 2024. During the current period, net income was mostly impacted by the (i) positive US$23 million non-cash mark to market effect related to the Argentine bond investments in the second quarter of 2024, as mentioned last quarter; and (ii) higher finance costs this quarter mainly driven by exchange differences and higher cost of hedges. Adjusted net income for the third quarter of 2024 was US$43.4 million, down 12% compared to US$49.2 million for the third quarter of 2023 and down 5% compared to US$45.6 million for the second quarter of 2024..

- As of September 30, 2024, dLocal had US$560.5 million in cash and cash equivalents, including US$208.0 million of own funds and US$352.5 million of merchants' funds. The consolidated cash position increased by US$62.4 million from US$498.2 million as of September 30, 2023. When compared to the US$531.6 million cash position as of June 30, 2024, it increased by US$28.9 million.

The following table summarizes our key performance metrics:

	Three months ended 30 of September			Nine months ended 30 of September		
	2024	2023	% change	2024	2023	% change
Key Performance metrics	(In millions of US$ except for %)					
TPV	6,516	4,618	41%	17,861	12,566	42%
Revenue	185.8	163.9	13%	541.5	462.3	17%
Gross Profit	78.2	74.5	5%	211.0	207.1	2%
Gross Profit margin	42%	45%	-3p.p	39%	45%	-6p.p
Adjusted EBITDA	52.4	55.6	-6%	131.8	153.1	-14%
Adjusted EBITDA margin	28%	34%	-6p.p	24%	33%	-9p.p
Adjusted EBITDA/Gross Profit	67%	75%	-8p.p	62%	74%	-11p.p
Profit	26.8	40.4	-34%	90.8	120.6	-25%
Profit margin	14%	25%	-10p.p	17%	26%	-9p.p

Third quarter 2024 business highlights

- During the third quarter of 2024, pay-ins TPV increased 35% year-over-year and 8% quarter-over-quarter to US$4.6 billion, accounting for 71% of the TPV.

- Pay-outs TPV increased by 58% year-over-year and 7% quarter-over-quarter to US$1.9 billion, accounting for the remaining 29% of the TPV.

- Cross-border TPV increased by 35% year-over-year and 12% quarter-over-quarter to US$3.0 billion. Cross-border volume accounted for 47% of the TPV in the third quarter of 2024.

- Local-to-local TPV increased by 47% year-over-year and 4% quarter-over-quarter to US$3.5 billion. Local-to-local volume accounted for 53% of the TPV in the third quarter of 2024.

- LatAm revenue increased 7% year-over-year to US$145.2 million, accounting for 78% of total revenue. On the annual comparison, the growth was primarily driven by commerce and financial services in Mexico, and strong performance of Other LatAm, particularly in Colombia. Sequentially, LatAm revenue grew by 5% mainly driven by the performance of Argentina and Other LatAm.

- In the Africa and Asia region, revenue increased by 45% year-over-year, primarily driven by strong growth performance in Egypt; and in Other Africa and Asia, particularly the performance in South Africa in the commerce vertical. Those regions are also the main drivers of the sequential increase.

- LatAm gross profit decreased by 6% year-over-year and increased by 4% quarter-over-quarter to US$55.6 million, accounting for 71% of total gross profit. Most of the year-over-year decline is explained by (i) Argentina, due to lower FX spreads following the currency devaluation in December 2023; and (ii) Brazil, given the repricing with our largest merchant which occurred in the first quarter of 2024 and share losses on credit cards, as explained before. Both effects were partially offset by Mexico, due to volume growth and lower processing costs from renegotiations with processors in the first quarter of 2024. Sequentially, the growth was mainly driven by Mexico and Other Latam markets, where we experienced around US$2 million from widening FX spreads, that may eventually fade away in the case of currencies devaluation. These positive factors were partially offset by (i) Brazil, as previously explained; and (ii) Argentina, as we had higher expatriation costs.

- Africa and Asia gross profit increased by 49% year-over-year to US$22.6 million, accounting for the remaining 29% of total gross profit. This annual comparison is explained by our overall growth in Egypt and ramp-up of our commerce merchants in South Africa. Sequentially, gross profit increased by 39%, attributable to the same factors just discussed in the year-over-year comparison.

- During the quarter, Revenue from Existing Merchants reached US$179.9 million compared to US$ 161.7 million in the second quarter of 2024. On the annual comparison, Revenue from Existing Merchants increased by 14% and the net revenue retention rate, or NRR, reached 110%.

- Revenue from New Merchants accounted for US$5.8 million in the third quarter of 2024 compared to US$6.7 million in the same quarter of the prior year.

The tables below present the breakdown of dLocal's TPV by product and type of flow:

In millions of US$ except for %	Three months ended 30 of September				Nine months ended 30 of September			
	2024	% share	2023	% share	2024	% share	2023	% share
Pay-ins	4,632	71%	3,429	74%	12,561	70%	9,122	73%
Pay-outs	1,884	29%	1,189	26%	5,300	30%	3,444	27%
Total TPV	**6,516**	**100%**	**4,618**	**100%**	**17,861**	**100%**	**12,566**	**100%**

In millions of US$ except for %	Three months ended 30 of September				Nine months ended 30 of September			
	2024	% share	2023	% share	2024	% share	2023	% share
Cross-border	3,035	47%	2,256	49%	8,163	46%	6,435	51%
Local to Local	3,480	53%	2,362	51%	9,699	54%	6,131	49%
Total TPV	**6,516**	**100%**	**4,618**	**100%**	**17,861**	**100%**	**12,566**	**100%**

The tables below present the breakdown of dLocal's revenue by geography:

In millions of US$ except for %	Three months ended 30 of September				Nine months ended 30 of September			
	2024	% share	2023	% share	2024	% share	2023	% share
Latin America	**145.2**	**78%**	**136.0**	**83%**	**409.3**	**76%**	**361.2**	**78%**
Brazil	32.9	18%	44.7	27%	118.3	22%	108.8	24%
Argentina	26.0	14%	23.9	15%	60.3	11%	64.6	14%
Mexico	38.9	21%	30.2	18%	108.8	20%	81.3	18%
Chile	13.0	7%	12.4	8%	37.7	7%	40.8	9%
Other LatAm	34.3	18%	24.8	15%	84.3	16%	65.7	14%
Africa & Asia	**40.6**	**22%**	**27.9**	**17%**	**132.2**	**24%**	**101.2**	**22%**
Nigeria	2.1	1%	8.3	5%	10.4	2%	55.6	12%
Egypt	18.6	10%	10.1	6%	72.6	13%	18.3	4%
Other Africa & Asia	19.9	11%	9.4	6%	49.2	9%	27.3	6%
Total Revenue	**185.8**	**100%**	**163.9**	**100%**	**541.5**	**100%**	**462.3**	**100%**

The tables below present the breakdown of dLocal's gross profit by geography:

In millions of US$ except for %	Three months ended 30 of September				Nine months ended 30 of September			
	2024	% share	2023	% share	2024	% share	2023	% share
Latin America	**55.6**	**71%**	**59.4**	**80%**	**157.7**	**75%**	**174.0**	**84%**
Brazil	15.4	20%	22.7	30%	52.5	25%	53.3	26%
Argentina	6.7	9%	13.1	18%	19.5	9%	44.8	22%
Mexico	12.8	16%	7.9	11%	31.6	15%	25.4	12%
Chile	8.2	10%	6.9	9%	23.9	11%	24.9	12%
Other LatAm	12.5	16%	8.9	12%	30.2	14%	25.6	12%
Africa & Asia	**22.6**	**29%**	**15.1**	**20%**	**53.2**	**25%**	**33.2**	**16%**
Nigeria	1.7	2%	1.7	2%	4.2	2%	4.3	2%
Egypt	12.3	16%	9.6	13%	32.4	15%	16.6	8%
Other Africa & Asia	8.5	11%	3.7	5%	16.6	8%	12.2	6%
Total Gross Profit	**78.2**	**100%**	**74.5**	**100%**	**211.0**	**100%**	**207.1**	**100%**

Operating across 40+ countries in emerging markets

La Paz, Bolivia

Rabat, Morocco

Bangkok, Thailand

d·

Special note regarding Adjusted EBITDA and Adjusted EBITDA Margin

dLocal has only one operating segment. dLocal measures its operating segment's performance by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin, and uses these metrics to make decisions about allocating resources.

Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative instruments carried at fair value through profit or loss, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, and inflation adjustment. dLocal defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by consolidated revenues.

Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, ("Operating Segments"), Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Nevertheless, dLocal's Adjusted EBITDA and Adjusted EBITDA Margin metrics should not be viewed in isolation or as a substitute for net income for the periods presented under IFRS. dLocal also believes that its Adjusted EBITDA and Adjusted EBITDA Margin metrics are useful metrics used by analysts and investors, although these measures are not explicitly defined under IFRS. Additionally, the way dLocal calculates operating segment's performance measures may be different from the calculations used by other entities, including competitors, and therefore, dLocal's performance measures may not be comparable to those of other entities.

The table below presents a reconciliation of dLocal's Adjusted EBITDA to net income:

$ in thousands	Three months ended 30 of September		Nine months ended 30 of September	
	2024	2023	2024	2023
Profit for the period	26,811	40,364	90,768	120,605
Income tax expense	2,286	8,897	19,460	21,952
Depreciation and amortization	4,438	3,237	12,289	8,621
Finance income and costs, net	10,085	(1,548)	(18,259)	(10,398)
Share-based payment non-cash charges	6,204	3,322	17,441	7,072
Other operating loss[1]	578	-	3,950	-
Impairment loss / (gain) on financial assets	8	(2,508)	(93)	(2,478)
Inflation adjustment	1,954	3,817	6,263	6,497
Other non-recurring costs	-	-	-	1,229
Adjusted EBITDA	52,364	55,581	131,819	153,100

Note: [1] The company wrote-off certain amounts related to merchants/processors off-boarded by dLocal.

Special note regarding Adjusted Net Income

Adjusted Net Income is a non-IFRS financial measure. As used by dLocal, Adjusted Net Income is defined as the profit for the period (net income) excluding impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, and other operating (gain)/loss, in line with our Adjusted EBITDA calculation (see detailed methodology for Adjusted EBITDA on page 13). It further excludes the accounting non-cash charges related to the fair value gain from the Argentine dollar-linked bonds, the exchange difference loss from the intercompany loan denominated in USD that we granted to our Argentine subsidiary to purchase the bonds, and the hedging cost associated with the Argentina treasury notes. In addition, it excludes the inflation adjustment based on IFRS rules for hyperinflationary economies. We believe Adjusted Net Income is a useful measure for understanding our results of operations while excluding certain non-cash effects such as currency devaluation, inflation, and hedging costs. Our calculation for Adjusted Net Income may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of profit for the period as presented in accordance with IFRS.

The table below presents a reconciliation of dLocal's Adjusted net income:

$ in thousands	Three months ended 30 of September		Nine months ended 30 of September	
	2024	2023	2024	2023
Net income as reported	26,811	40,364	90,768	120,605
Inflation adjustment	1,954	3,817	6,263	6,497
Loan - exchange difference	7,710	27,351	20,270	29,166
Argentina Treasury Notes Hedging Costs	4,272	-	4,272	-
Fair value (loss) / gains of financial assets at FVTPL	95	(24,232)	(33,494)	(27,886)
Impairment loss / (gain) on financial assets	8	(2,508)	(93)	(2,478)
Share-based payment non-cash charges	6,204	3,322	17,441	7,072
Other operating (gain)/loss	578	-	3,950	-
Other non-recurring costs	-	-	-	1,229
Tax effect on adjustments	(4,227)	1,092	411	448
Adjusted net income	43,405	49,206	109,788	134,653

Unaudited quarterly results.

Earnings per share

We calculate basic earnings per share by dividing the profit attributable to owners of the group by the weighted average number of common shares issued and outstanding during the three-month and nine-month periods ended September 30, 2024 and 2023.

Our diluted earnings per share is calculated by dividing the profit attributable to owners of the group of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares.

The following table presents the information used as a basis for the calculation of our earnings per share:

	Three months ended 30 of September		Nine months ended 30 of September	
	2024	2023	2024	2023
Profit attributable to common shareholders (USD)	26,782,000	40,308,000	90,734,000	120,449,000
Weighted average number of common shares	282,212,297	289,411,641	291,582,333	292,058,528
Adjustments for calculation of diluted earnings per share	14,108,758	16,620,498	15,154,672	16,509,161
Weighted average number of common shares for calculating diluted earnings per share	296,321,055	306,032,139	306,737,005	308,567,689
Basic earnings per share	0.09	0.14	0.31	0.41
Diluted earnings per share	0.09	0.13	0.30	0.39

This press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, "Interim Financial Reporting" nor a financial statement as defined by International Accounting Standards 1 "Presentation of Financial Statements". The quarterly financial information in this press release has not been audited, whereas the annual results for the year ended December 31, 2023 are audited.

Conference call and webcast

dLocal's management team will host a conference call and audio webcast on November 13, 2024 at 6:00 p.m. Eastern Time. Please click here to pre-register for the conference call and obtain your dial in number and passcode.

The live conference call can be accessed via audio webcast at the investor relations section of dLocal's website, at https://investor.dlocal.com/. An archive of the webcast will be available for a year following the conclusion of the conference call. The investor presentation will also be filed on EDGAR at www.sec.gov.

About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers in more than 40 countries across Africa, Asia, and Latin America. Through the "One dLocal" platform (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and pay-out processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Definition of selected operational metrics

"API" means application programming interface, which is a general term for programming techniques that are available for software developers when they integrate with a particular service or application. In the payments industry, APIs are usually provided by any party participating in the money flow (such as payment gateways, processors, and service providers) to facilitate the money transfer process.

"Cross-border" means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography.

"Local payment methods" refers to any payment method that is processed in the country where the end user of the merchant sending or receiving payments is located, which include credit and debit cards, cash payments, bank transfers, mobile money, and digital wallets.

"Local-to-local" means a payment transaction whereby dLocal is collecting and settling in the same currency.

"Net Revenue Retention Rate" or **"NRR"** is a U.S. dollar-based measure of retention and growth of dLocal's merchants. NRR is calculated for a period or year by dividing the Current Period/Year Revenue by the Prior Period/Year Revenue. The Prior Period/Year Revenue is the revenue billed by us to all our customers in the prior period. The Current Period/Year Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period/Year Revenue. Current Period/Year Revenue includes revenues from any upselling and cross-selling across products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, in respect of such merchant customers, and excludes revenue from new customers on-boarded in the preceding twelve months. As most of dLocal revenues come from existing merchants, the NRR rate is a key metric used by management, and we believe it is useful for investors in order to assess our retention of existing customers and growth in revenues from our existing customer base.

"Pay-in" means a payment transaction whereby dLocal's merchant customers receive payment from their customers.

"Pay-out" means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers.

"Revenue from New Merchants" means the revenue billed by us to merchant customers that we did not bill revenues in the same quarter (or period) of the prior year.

"Revenue from Existing Merchants" means the revenue billed by us in the last twelve months to the merchant customers that we billed revenue in the same quarter (or period) of the prior year.

"TPV" dLocal presents total payment volume, or TPV, which is an operating metric of the aggregate value of all payments successfully processed through dLocal's payments platform. Because revenue depends significantly on the total value of transactions processed through the dLocal platform, management believes that TPV is an indicator of the success of dLocal's global merchants, the satisfaction of their end users, and the scale and growth of dLocal's business.

Rounding

We have made rounding adjustments to some of the figures included in this interim report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Forward–looking statements

This press release contains certain forward-looking statements. These forward-looking statements convey dLocal's current expectations or forecasts of future events, including guidance in respect of total payment volume, gross profit, Adjusted EBITDA, and Adjusted EBITDA over gross profit margin. Forward-looking statements regarding dLocal and amounts stated as guidance are based on current management expectations and involve known and unknown risks, uncertainties and other factors that may cause dLocal's actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the "Risk Factors," "Forward-Looking Statements" and "Cautionary Statement Regarding Forward-Looking Statements" sections of dLocal's filings with the U.S. Securities and Exchange Commission. Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof. In addition, dLocal is unable to present a quantitative reconciliation of forward-looking guidance for Adjusted EBITDA and Adjusted EBITDA over gross profit, which are forward-looking non-IFRS measures, because dLocal cannot reliably predict certain of their necessary components, such as impairment gains/(losses) on financial assets, transaction costs, and inflation adjustment.

dLocal Limited
Certain financial information
Consolidated Condensed Interim Statements of Comprehensive Income for the three-month and nine-month periods ended September 30, 2024 and 2023
(In thousands of U.S. dollars, except per share amounts)

	Three months ended 30 of September		Nine months ended 30 of September	
	2024	2023	2024	2023
Continuing operations				
Revenues	185,774	163,921	541,483	462,346
Cost of services	(107,594)	(89,378)	(330,521)	(255,206)
Gross profit	78,180	74,543	210,962	207,140
Technology and development expenses	(6,930)	(3,696)	(18,803)	(8,626)
Sales and marketing expenses	(6,892)	(4,447)	(16,028)	(12,410)
General and administrative expenses	(22,636)	(17,378)	(74,042)	(49,926)
Impairment reversal on financial assets	(8)	2,508	93	2,478
Other operating losses	(578)	-	(3,950)	-
Operating profit	41,136	51,530	98,232	138,656
Finance income	7,335	44,449	54,839	70,315
Finance costs	(17,420)	(42,901)	(36,580)	(59,917)
Inflation adjustment	(1,954)	(3,817)	(6,263)	(6,497)
Other results	(12,039)	(2,269)	11,996	3,901
Profit before income tax	29,097	49,261	110,228	142,557
Income tax expense	(2,286)	(8,897)	(19,460)	(21,952)
Profit for the period	26,811	40,364	90,768	120,605
Profit attributable to:				
Owners of the Group	26,782	40,308	90,734	120,449
Non-controlling interest	29	56	34	156
Profit for the period	26,811	40,364	90,768	120,605
Earnings per share (in USD)				
Basic Earnings per share	0.09	0.14	0.31	0.41
Diluted Earnings per share	0.09	0.13	0.30	0.39
Other comprehensive Income				
Items that may be reclassified to profit or loss:				
Exchange difference on translation on foreign operations	(498)	(1,822)	(6,771)	1,341
Other comprehensive income for the period, net of tax	(498)	(1,822)	(6,771)	1,341
Total comprehensive income for the period	26,313	38,542	83,997	121,946
Total comprehensive income for the period is attributable to:				
Owners of the Group	26,301	38,487	83,979	121,792
Non-controlling interest	12	55	18	154
Total comprehensive income for the period	26,313	38,542	83,997	121,946

dLocal Limited

Certain financial information
Consolidated Condensed Interim Statements of Financial Position as of September 30, 2024
and December 31, 2023
(In thousands of U.S. dollars)

	30 of September, 2024	31 of December, 2023
ASSETS		
Current Assets		
Cash and cash equivalents	560,532	536,160
Financial assets at fair value through profit or loss	112,247	102,677
Trade and other receivables	405,917	363,374
Derivative financial instruments	591	2,040
Other assets	12,235	11,782
Total Current Assets	**1,091,522**	**1,016,033**
Non-Current Assets		
Financial assets at fair value through profit or loss	-	1,710
Trade and other receivables	1,787	-
Deferred tax assets	3,277	2,217
Property, plant and equipment	3,308	2,917
Right-of-use assets	3,939	3,689
Intangible assets	61,983	57,887
Other assets	5,343	-
Total Non-Current Assets	**79,637**	**68,420**
TOTAL ASSETS	**1,171,159**	**1,084,453**
LIABILITIES		
Current Liabilities		
Trade and other payables	669,608	602,493
Lease liabilities	1,127	626
Tax liabilities	17,525	20,800
Derivative financial instruments	4,579	948
Financial liabilities	16,775	-
Provisions	278	362
Total Current Liabilities	**709,892**	**625,229**
Non-Current Liabilities		
Deferred tax liabilities	1,276	753
Lease liabilities	2,985	3,331
Total Non-Current Liabilities	**4,261**	**4,084**
TOTAL LIABILITIES	**714,153**	**629,313**
EQUITY		
Share Capital	570	591
Share Premium	182,946	173,001
Treasury Shares	(200,980)	(99,936)
Capital Reserve	30,564	21,575
Other Reserves	(14,749)	(9,808)
Retained earnings	458,528	369,608
Total Equity Attributable to owners of the Group	**456,879**	**455,031**
Non-controlling interest	127	109
TOTAL EQUITY	**457,006**	**455,140**

dLocal Limited

Certain interim financial information
Consolidated Condensed Interim Statements of Cash flows for the three-month and nine-month periods ended September 30, 2024 and 2023
(In thousands of U.S. dollars)

	Three months ended 30 of September		Nine months ended 30 of September	
	2024	2023	2024	2023
Cash flows from operating activities				
Profit before income tax	29,097	49,261	110,228	142,557
Adjustments:				
Interest (Income) from financial instruments	(7,430)	(20,217)	(21,345)	(42,429)
Interest charges for lease liabilities	44	373	131	468
Other finance expense	1,220	1,918	3,020	3,120
Finance expense related to derivative financial instruments	7,765	12,647	20,089	22,516
Net exchange differences	12,705	28,438	18,873	32,520
Fair value gain on financial assets at fair value through profit or loss	95	(24,232)	(33,494)	(27,886)
Amortization of Intangible assets	4,033	2,897	11,147	7,565
Depreciation of Property, plant and equipment and Right-of-use asset	405	219	1,142	626
Disposal of Right-of-use asset	79	121	90	430
Share-based payment expense, net of forfeitures	6,204	3,322	17,441	7,072
Other operating loss	578	-	3,950	-
Net Impairment loss/(gain) on financial assets	8	(2,508)	(93)	(2,478)
Inflation adjustment	515	-	(11,359)	-
	55,318	52,239	119,820	144,081
Changes in working capital				
Increase in Trade and other receivables	48,999	(12,706)	(53,159)	(72,092)
Decrease in Other assets	(1,204)	19,592	1,299	31,749
Increase in Trade and other payables	(49,489)	(48,174)	63,743	141,965
Increase/(Decrease) in Tax Liabilities	(7,099)	(1,035)	651	(4,376)
Decrease in Provisions	2	(279)	(84)	(836)
Cash from operating activities	46,527	9,637	132,271	240,491
Income tax paid	(6,956)	(1,663)	(23,923)	(8,479)
Net cash from operating activities	39,571	7,974	108,347	232,012
Cash flows from investing activities				
Acquisitions of Property, plant and equipment	(52)	(329)	(1,278)	(986)
Additions of Intangible assets	(5,379)	(4,358)	(15,243)	(12,503)
Acquisition of financial assets at FVPL	(9,775)	(53,531)	(106,616)	(101,670)
Net collections of financial assets at FVPL	9,796	(3,757)	108,097	(2,234)
Interest collected from financial instruments	7,430	20,454	21,345	42,429
Net cash used in investing activities	2,020	(41,521)	6,305	(74,964)
Cash flows from financing activities				
Repurchase of shares	(19,316)	-	(101,067)	(97,929)
Share-options exercise	1,403	-	1,495	153
Interest payments on lease liability	(44)	(373)	(131)	(468)
Principal payments on lease liability	(371)	(512)	(440)	(788)
Finance expense paid related to derivative financial instruments	(3,970)	(9,466)	(15,009)	(20,803)
Net proceeds from financial liabilities	16,775	-	16,775	-
Interest payments on financial liabilities	(648)	-	(648)	-
Other finance expense paid	(724)	(1,915)	(1,123)	(3,120)
Net cash used in financing activities	(6,895)	(12,266)	(100,148)	(122,955)
Net increase in cash flow	34,696	(45,813)	14,505	34,093
Cash and cash equivalents at the beginning of the period	531,620	549,386	536,160	468,092
Net (decrease)/increase in cash flow	34,696	(45,813)	14,505	34,093
Effects of exchange rate changes on cash and cash equivalents	(5,784)	(5,408)	9,868	(4,020)
Cash and cash equivalents at the end of the period	560,532	498,165	560,532	498,165

Investor Relations Contact:
investor@dlocal.com

Media Contact:
media@dlocal.com

d·local